Exhibit 12.4

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,

($ in thousands)	2013	2012	2011	2010	2009

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3793	0.3947	0.4449	0.3959	0.3824
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6207	0.6053	0.5551	0.6041	0.6176
Pre-Tax Preferred Stock Dividends	$2,127	$2,181	$2,378	$2,185	$2,137

FIXED CHARGES:
Interest Expense	$35,043	$36,174	$40,460	$39,217	$42,887
Amortization of Debt Premium, Discount and Expense	331	352	414	417	406
Interest Component of Rentals	1,707	1,360	1,267	1,101	1,239

Total Fixed Charges	37,081	37,886	42,141	40,735	44,532
Pre-Tax Preferred Stock Dividends	2,127	2,181	2,378	2,185	2,137

Total Fixed Charges and Preferred Stock Dividends	$39,208	$40,067	$44,519	$42,920	$46,669

EARNINGS:
Net Income	$72,322	$110,046	$69,590	$102,349	$106,585
Add:
Income Taxes	44,197	71,747	55,786	67,081	66,018
Total Fixed Charges	37,081	37,886	42,141	40,735	44,532

Total Earnings	$153,600	$219,679	$167,517	$210,165	$217,135

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.9	5.5	3.8	4.9	4.7